

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

Mail Stop 3628

August 28, 2008

<u>Via Facsimile and U.S. Mail</u>

Steven E. Fox, Esq.
Rogers & Hardin LLP
2700 International Tower
229 Peachtree Street, NE
Atlanta, GA 30303

       Re: Tri-S Security Corporation
              Schedule TO-I
              Filed August 20, 2008
              File No. 005-81576

Dear Mr. Fox:

      We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Exchange.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule TO-I</u>

1. Please revise to include the information required by Item 1006(c) of Regulation M-A, including any negative responses. See General Instruction E to Schedule TO.

Summary Description of the Exchange Offer, page 7

Amendments; Terminations, page 7

2. We note that the offer is conditioned on the tender of 95% of the aggregate
    principal amount of the outstanding existing notes. Please note that if you waive
    a material offer condition, such as the minimum condition, five business days
    must remain in the offer and the offer document must be amended to disclose the
    change. Please confirm your understanding.

Forward-Looking Statements, page 12

3. Please revise to omit the reference to the Private Securities Litigation Reform Act
    of 1995 since the safe harbor is not available for statements made in connection
    with a tender offer. Refer to Section 21E(b)(2)(C) of the Exchange Act. Please
    also refrain from making further references to the PLSRA or its safe harbor
    provision in any future press releases or other communications relating to this
    offer.

Where You Can Find More Information, page 74

4. We note that in the third paragraph you state that information that you later file
    will automatically update and supercede the information contained in this offer.
    Please revise this statement to indicate, if true, that the Schedule TO will be
    amended to incorporate such information since you are not permitted to forward
    incorporate on Schedule TO.

        As appropriate, please amend your filing in response to these comments. You may
wish to provide us with marked copies of the amended filing to expedite our review.
Please furnish a cover letter with your amended filing that keys your responses to our
comments and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amended filing and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
material information to investors. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Steven E. Fox, Esq.
Rogers & Hardin LLP
August 28, 2008
Page 3

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions